Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2019

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

ROYAL DUTCH SHELL PLC 1ST QUARTER 2019 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

$ million		Quarters
	Reference	Q1 2019[1]	Q4 2018	Q1 2018%[2]
Income/(loss) attributable to shareholders		6,001	5,590	5,899	+2
CCS earnings attributable to shareholders	Note 2	5,293	7,334	5,703	-7
Of which: Identified items	A	(8)	1,646	302

CCS earnings attributable to shareholders excluding identified items		5,301	5,688	5,401	-2
Add: CCS earnings attributable to non-controlling interest		131	120	121

CCS earnings excluding identified items		5,432	5,808	5,522	-2
Of which:
Integrated Gas		2,569	2,363	2,439
Upstream		1,725	1,881	1,551
Downstream		1,822	2,131	1,766
Corporate		(684)	(567)	(234)

Cash flow from operating activities		8,630	22,021	9,472	-9
Cash flow from investing activities		(4,622)	(5,312)	(4,294)
Free cash flow	H	4,008	16,709	5,178

Basic earnings per share ($)		0.74	0.68	0.71	+4
Basic CCS earnings per share ($)	B	0.65	0.89	0.69	-6
Basic CCS earnings per share excl. identified items ($)		0.65	0.69	0.65	—

Dividend per share ($)		0.47	0.47	0.47	—

1.	IFRS 16 Leases (IFRS 16) was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q1 on Q1 change.

CCS earnings attributable to shareholders excluding identified items were $5.3 billion, reflecting lower realised chemicals and refining margins, decreased realised oil prices and lower tax credits, partly offset by stronger contributions from trading as well as increased realised LNG and gas prices compared with the first quarter 2018. In addition, there was a negative impact of $43 million related to the implementation of IFRS 16.

Cash flow from operating activities for the first quarter 2019 of $8.6 billion included negative working capital movements of $3.5 billion, leading to cash flow from operating activities excluding working capital movements of $12.1 billion. Excluding working capital movements and a positive impact of $949 million related to the implementation of IFRS 16, cash flow from operating activities increased to $11.3 billion compared with $10.4 billion in the first quarter 2018, mainly due to a higher cash-generative portfolio of assets.

Total dividends distributed to shareholders in the quarter were $3.9 billion. Today, Shell launches the next tranche of the share buyback programme, with a maximum aggregate consideration of $2.75 billion in the period up to and including July 29, 2019. In aggregate, since the launch of the share buyback programme, 215.7 million A ordinary shares were bought back for cancellation for a consideration of $6.75 billion.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell has made a strong start to 2019, with the first quarter financial performance demonstrating the strength of our strategy and the quality of our portfolio of assets. The power of our brand, serving millions of customers every day, continues to be a differentiator. Our integrated value chain enabled our Downstream business to deliver robust results despite challenging market conditions. The consistent financial performance across all our businesses provides confidence in meeting our 2020 outlook.”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	6

ADDITIONAL PERFORMANCE MEASURES

$ million		Quarters
	Reference	Q1 2019	Q4 2018	Q1 2018%[1]
Capital investment[2]	C	6,685	7,879	5,532

Total production available for sale (thousand boe/d)		3,752	3,788	3,839	-2

Global liquids realised price ($/b)		57.42	59.89	60.74	-5
Global natural gas realised price ($/thousand scf)		5.37	5.75	4.95	+8

Operating expenses	G	8,917	10,279	9,719	-8
Underlying operating expenses	G	8,865	10,147	9,786	-9

ROACE (Net income basis)	E	9.2%	9.4%	6.4%
ROACE (CCS basis excluding identified items)[3]	E	8.4%	8.7%	7.1%

Gearing	F	26.5%	20.3%	24.7%

1.	Q1 on Q1 change.
2.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.
3.	With effect from 2019, the definition has been amended (see Reference E). Comparative information has been revised.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

As a result of the implementation of IFRS 16, net debt increased by $16,170 million. First quarter 2019 reported Gearing increased to 26.5% on an IFRS 16 basis, from 21.9% on an IAS17 basis.

FIRST QUARTER 2019 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell acquired sonnen, a provider of smart energy storage systems and innovative energy services for households.

Upstream

During the quarter, Shell and its partners announced first production at the Lula North deep-water development in the Santos Basin (Shell post-unitisation interest 23%) through the P67 floating production, storage and offloading (FPSO) vessel. This is the seventh FPSO deployed at the Lula field and the third in a series of standardised vessels built for the consortium. It is designed to process up to 150 thousand boe/d.

In April, Shell announced the sale of its 22.5% non-operating interest in the Caesar Tonga asset in the US Gulf of Mexico to Delek CT Investment LLC for $965 million.

In April, Shell announced a discovery from the Blacktip deep-water well (Shell interest 52.4%), located in the US Gulf of Mexico. Evaluation is ongoing and appraisal planning is underway.

Downstream

In April, Shell announced the sale of its 50% interest in the SASREF joint venture in the Kingdom of Saudi Arabia to Saudi Aramco for $631 million.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

PERFORMANCE BY SEGMENT

INTEGRATED GAS

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018%[2]
Segment earnings	2,795	3,579	2,391	+17
Of which: Identified items (Reference A)	226	1,216	(48)
Earnings excluding identified items	2,569	2,363	2,439	+5

Cash flow from operating activities	4,227	5,786	2,561	+65

Capital investment (Reference C) [3]	1,964	1,350	1,263	+55

Liquids production available for sale (thousand b/d)	137	213	212	-35
Natural gas production available for sale (million scf/d)	4,143	4,442	4,407	-6

Total production available for sale (thousand boe/d)	851	979	972	-12
LNG liquefaction volumes (million tonnes)	8.74	8.78	8.90	-2

LNG sales volumes (million tonnes)	17.51	17.39	18.58	-6

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q1 on Q1 change.
3.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

First quarter identified items primarily reflected a gain on fair value accounting of commodity derivatives of $234 million.

Compared with the first quarter 2018, Integrated Gas earnings excluding identified items increased due to higher realised LNG and gas prices, increased contributions from LNG portfolio optimisation and lower depreciation, partly offset by the impact of lower production and LNG sales volumes. In addition, there was a positive impact of $60 million related to the implementation of IFRS 16.

Total production was 12% lower compared with the first quarter 2018, mainly due to divestments and the transfer of the Salym asset into the Upstream segment. LNG liquefaction volumes decreased by 2% compared with the first quarter 2018, mainly due to higher maintenance activities and divestments, partly offset by increased feedgas availability.

Cash flow from operating activities of $4,227 million included positive working capital movements of $512 million as well as a positive impact of $275 million related to the implementation of IFRS 16. Excluding working capital movements and the impact of IFRS 16, cash flow from operating activities increased to $3,485 million compared with $2,945 million in the same quarter a year ago, mainly as a result of higher earnings.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

UPSTREAM

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018%[2]
Segment earnings	1,706	1,601	1,854	-8
Of which: Identified items (Reference A)	(19)	(280)	303
Earnings excluding identified items	1,725	1,881	1,551	+11

Cash flow from operating activities	5,280	6,869	3,601	+47

Capital investment (Reference C) [3]	2,737	3,986	2,860	-4

Liquids production available for sale (thousand b/d)	1,718	1,672	1,573	+9
Natural gas production available for sale (million scf/d)	6,864	6,593	7,505	-9

Total production available for sale (thousand boe/d)	2,901	2,809	2,867	+1

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q1 on Q1 change.
3.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

First quarter identified items primarily reflected a loss of $45 million on fair value accounting of commodity derivatives and a gain of $33 million on sale of assets.

Compared with the first quarter 2018, Upstream earnings excluding identified items benefited from reduced operating expenses and higher volumes, mainly from the US Gulf of Mexico and shale operations. This more than offset the impact of higher tax charges and lower realised oil prices. In addition, there was a positive impact of $42 million related to the implementation of IFRS 16.

First quarter production increased by 1% compared with the same quarter a year ago, mainly due to higher production from North American assets and the transfer of the Salym asset from the Integrated Gas segment. This was partly offset by the impact of divestments, field decline and lower production in the NAM joint venture.

Cash flow from operating activities of $5,280 million included negative working capital movements of $111 million as well as a positive impact of $189 million related to the implementation of IFRS 16. Excluding working capital movements and the impact of IFRS 16, cash flow from operating activities increased to $5,202 million compared with $4,431 million in the same quarter a year ago, mainly as a result of higher earnings and lower tax payments, partly offset by a cash margining outflow on commodity derivatives related to the divestment in Denmark.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	9

DOWNSTREAM

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018%[2]
Segment earnings[3]	1,595	2,918	1,806	-12
Of which: Identified items (Reference A)	(227)	787	40
Earnings excluding identified items[3]	1,822	2,131	1,766	+3
Of which:
Oil Products	1,371	1,835	1,081	+27
Refining & Trading	343	834	141	+143
Marketing	1,029	1,001	940	+10
Chemicals	451	296	685	-34

Cash flow from operating activities	(611)	8,794	3,107	-120

Capital investment (Reference C) [4]	1,870	2,429	1,369	+37

Refinery processing intake (thousand b/d)	2,666	2,723	2,637	+1

Oil Products sales volumes (thousand b/d)	6,467	6,906	6,785	-5

Chemicals sales volumes (thousand tonnes)	4,137	4,110	4,514	-8

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q1 on Q1 change.
3.	Earnings are presented on a CCS basis (See Note 2).
4.	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

First quarter identified items primarily reflected a loss of $157 million related to the fair value accounting of commodity derivatives and impairment charges of $64 million, mainly related to assets in Singapore.

Compared with the first quarter 2018, Downstream earnings excluding identified items mainly reflected higher contributions from crude oil and oil products trading and supply, partly offset by lower realised refining, intermediates and base chemicals margins. In addition, there was a positive impact of $38 million related to the implementation of IFRS 16.

Cash flow from operating activities included negative working capital movements of $3,602 million as well as a positive impact of $447 million related to the implementation of IFRS 16. Excluding working capital movements and the impact of IFRS 16, cash flow from operating activities decreased to $2,597 million compared with $3,136 million in the same quarter a year ago, mainly as a result of higher cash outflow from commodity derivatives, partly offset by lower cash cost of sales.

Oil Products

•

Refining & Trading earnings excluding identified items included a positive impact of $14 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected increased contributions from crude oil and oil products trading and supply, partly offset by lower realised refining margins mainly in the US West Coast and in Asia as well as higher operating expenses, compared with the first quarter 2018.

Refinery availability decreased to 91% compared with 92% in the first quarter 2018.

•

Marketing earnings excluding identified items included a positive impact of $17 million related to the implementation of IFRS 16. Excluding this impact, earnings were higher compared with the first quarter 2018, mainly due to increased margins, partly offset by adverse currency exchange rate effects.

Compared with the first quarter 2018, Oil Products sales volumes decreased by 5%, mainly due to lower trading volumes.

Chemicals

•	Chemicals earnings reflected lower intermediates and base chemicals margins. There were no material identified items in the quarter.

Chemicals manufacturing plant availability was 95%, remaining at a similar level as in the first quarter 2018.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	10

CORPORATE

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018
Segment earnings	(671)	(644)	(227)
Of which: Identified items (Reference A)	13	(77)	7
Earnings excluding identified items	(684)	(567)	(234)

Cash flow from operating activities	(266)	572	203

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.

First quarter identified items mainly reflected a tax credit of $10 million related to the impact of the weakening Brazilian real on a financing position.

Compared with the first quarter 2018, Corporate earnings excluding identified items included a negative impact of $183 million related to the implementation of IFRS 16. Excluding this impact, earnings mainly reflected lower tax credits.

OUTLOOK FOR THE SECOND QUARTER 2019

Compared with the second quarter 2018, Integrated Gas production is expected to be 10 – 50 thousand boe/d lower, mainly as a result of divestments and the transfer of the Salym asset into the Upstream segment, partly offset by new field ramp-ups and lower maintenance activities. LNG liquefaction volumes are expected to be at a similar level as in the second quarter 2018.

Compared with the second quarter 2018, Upstream production is expected to be higher by some 150 – 200 thousand boe/d, mainly due to new field ramp-ups and lower maintenance activities. Production is also expected to be positively impacted by the transfer of the Salym asset, which was previously reported in the Integrated Gas segment, partly offset by field decline and divestments.

Refinery availability is expected to increase in the second quarter 2019 compared with the same period a year ago, mainly as a result of lower maintenance activities.

Oil Products sales volumes are expected to decrease by some 40 – 70 thousand boe/d compared with the same period in 2018, mainly as a result of the divestment in Argentina.

Chemicals manufacturing plant availability is expected to decrease in the second quarter 2019 as a result of higher maintenance activities compared with the second quarter 2018.

Corporate earnings excluding identified items are expected to be a net charge of $650 – 700 million in the second quarter 2019 and a net charge of $2,600 – 2,800 million for the full year 2019, on a post-IFRS 16 basis. This excludes the impact of currency exchange rate effects.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018
Revenue[2]	83,735	102,228	89,235
Share of profit of joint ventures and associates	1,484	1,351	1,039
Interest and other income	443	1,047	840

Total revenue and other income	85,662	104,626	91,114

Purchases	59,923	78,680	66,528
Production and manufacturing expenses	6,354	6,803	6,923
Selling, distribution and administrative expenses	2,352	3,162	2,588
Research and development	212	314	208
Exploration	306	545	230
Depreciation, depletion and amortisation	5,950	6,244	5,334
Interest expense	1,159	971	936

Total expenditure	76,256	96,719	82,747

Income/(loss) before taxation	9,406	7,907	8,367
Taxation charge/(credit)	3,248	2,261	2,336

Income/(loss) for the period[2]	6,157	5,646	6,031
Income/(loss) attributable to non-controlling interest	156	56	132

Income/(loss) attributable to Royal Dutch Shell plc shareholders	6,001	5,590	5,899

Basic earnings per share ($)[3]	0.74	0.68	0.71
Diluted earnings per share ($)[3]	0.73	0.67	0.70

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 2 “Segment information”.
3.	See Note 3 “Earnings per share”.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2019	Q4 2018	Q1 2018
Income/(loss) for the period	6,157	5,646	6,031
Other comprehensive income/(loss) net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	176	(354)	464
- Debt instruments remeasurements	11	—	(12)
- Cash flow hedging gains/(losses)	(446)	1,499	(68)
- Deferred cost of hedging	26	(61)	(93)
- Share of other comprehensive income/(loss) of joint ventures and associates	(55)	17	22

Total	(288)	1,101	313
Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	(1,474)	426	1,282
- Equity instruments remeasurements	103	50	(418)
- Share of other comprehensive income/(loss) of joint ventures and associates	1	194	1

Total	(1,370)	670	865

Other comprehensive income/(loss) for the period	(1,658)	1,771	1,178

Comprehensive income/(loss) for the period	4,500	7,417	7,209
Comprehensive income/(loss) attributable to non-controlling interest	177	34	93

Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	4,322	7,383	7,116

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	12

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	March 31, 2019[1]	December 31, 2018
Assets
Non-current assets
Intangible assets	23,644	23,586
Property, plant and equipment	239,189	223,175
Joint ventures and associates	26,069	25,329
Investments in securities	3,002	3,074
Deferred tax	11,657	12,097
Retirement benefits	4,766	6,051
Trade and other receivables	6,940	7,826
Derivative financial instruments[2]	568	574

	315,835	301,712

Current assets
Inventories	23,937	21,117
Trade and other receivables	44,521	42,431
Derivative financial instruments[2]	6,062	7,193
Cash and cash equivalents	21,470	26,741

	95,990	97,482

Total assets	411,825	399,194

Liabilities
Non-current liabilities
Debt	77,160	66,690
Trade and other payables	2,141	2,735
Derivative financial instruments[2]	1,239	1,399
Deferred tax	14,563	14,837
Retirement benefits	12,449	11,653
Decommissioning and other provisions	21,173	21,533

	128,725	118,847

Current liabilities
Debt	15,381	10,134
Trade and other payables	48,879	48,888
Derivative financial instruments[2]	5,493	7,184
Taxes payable	9,524	7,497
Retirement benefits	438	451
Decommissioning and other provisions	3,129	3,659

	82,845	77,813

Total liabilities	211,570	196,660

Equity attributable to Royal Dutch Shell plc shareholders	196,325	198,646
Non-controlling interest	3,931	3,888

Total equity	200,256	202,534

Total liabilities and equity	411,825	399,194

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2019 (as previously published)	685	(1,260)	16,615	182,606	198,646	3,888	202,534
Impact of IFRS 16[3]	—	—	—	4	4	—	4
At January 1, 2019 (as revised)	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(1,679)	6,001	4,322	177	4,499
Transfer from other comprehensive income	—	—	(89)	89	—	—	—
Dividends	—	—	—	(3,875)	(3,875)	(119)	(3,994)
Repurchases of shares	(6)	—	6	(2,513)	(2,513)	—	(2,513)
Share-based compensation	—	849	(384)	(724)	(259)	—	(259)
Other changes in non-controlling interest	—	—	—	—	—	(16)	(16)

At March 31, 2019	680	(411)	14,468	181,588	196,325	3,931	200,256

At January 1, 2018	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	1,217	5,899	7,116	93	7,209
Transfer from other comprehensive income	—	—	(37)	37	—	—	—
Dividends	—	—	—	(3,971)	(3,971)	(208)	(4,179)
Repurchases of shares	—	—	—	—	—	—	—
Share-based compensation	—	(119)	(238)	191	(166)	—	(166)
Other changes in non-controlling interest	—	—	—	46	46	641	687

At March 31, 2018	696	(1,036)	17,736	179,935	197,331	3,982	201,313

1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 8 “Adoption of IFRS 16 Leases”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2019[1]	Q4 2018	Q1 2018
Income before taxation for the period[2]	9,406	7,907	8,367
Adjustment for:
- Interest expense (net)	896	717	737
- Depreciation, depletion and amortisation	5,950	6,244	5,334
- Exploration well write-offs	119	145	109
- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(65)	(927)	(607)
- Share of (profit)/loss of joint ventures and associates	(1,484)	(1,351)	(1,039)
- Dividends received from joint ventures and associates	744	1,535	750
- (Increase)/decrease in inventories	(2,841)	7,694	281
- (Increase)/decrease in current receivables	(1,425)	8,421	(683)
- Increase/(decrease) in current payables	783	(7,014)	(484)
- Derivative financial instruments	(1,109)	1,626	(763)
- Retirement benefits[2]	22	158	194
- Decommissioning and other provisions[2]	(302)	(781)	(394)
- Other[2]	26	545	(6)
Tax paid	(2,089)	(2,898)	(2,324)

Cash flow from operating activities	8,630	22,021	9,472

Capital expenditure	(5,121)	(7,147)	(4,789)
Investments in joint ventures and associates	(441)	(208)	(415)
Investments in equity securities[2]	(39)	(75)	(24)
Proceeds from sale of property, plant and equipment and businesses	178	1,966	747
Proceeds from sale of joint ventures and associates	544	475	21
Proceeds from sale of equity securities[2]	271	97	53
Interest received	237	221	156
Other investing cash inflows[2]	680	74	470
Other investing cash outflows[2]	(931)	(715)	(513)

Cash flow from investing activities	(4,622)	(5,312)	(4,294)

Net increase/(decrease) in debt with maturity period within three months	(91)	20	2,707
Other debt:
- New borrowings	140	3,189	241
- Repayments	(1,533)	(4,680)	(1,390)
Interest paid	(1,115)	(926)	(889)
Derivative financial instruments[2]	(45)	—	—
Change in non-controlling interest	(2)	5	674
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(3,875)	(3,869)	(3,971)
- Non-controlling interest	(68)	(98)	(124)
Repurchases of shares	(2,255)	(2,533)	—
Shares held in trust: net sales/(purchases) and dividends received	(456)	(27)	(894)

Cash flow from financing activities	(9,300)	(8,919)	(3,646)

Currency translation differences relating to cash and cash equivalents	21	(161)	83

Increase/(decrease) in cash and cash equivalents	(5,271)	7,629	1,615

Cash and cash equivalents at beginning of period	26,741	19,112	20,312

Cash and cash equivalents at end of period	21,470	26,741	21,927

1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2018 (pages 167 to 214) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 16 Leases on January 1, 2019, and should be read in conjunction with that filing.

Under IFRS 16, all lease contracts, with limited exceptions, are recognised in financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method without restating comparative information. Further information in respect of the implementation of IFRS 16 is included in Note 8.

The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2018 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

With the adoption of IFRS 16, the interest expense on leases, formerly classified as operating leases is reported under the Corporate segment, while depreciation related to the respective right-of-use assets is reported in the segments making use of the assets. This treatment is consistent with the existing treatment for leases formerly classified as finance leases.

INFORMATION BY SEGMENT

$ million	Quarters
	Q1 2019	Q4 2018	Q1 2018
Third-party revenue
Integrated Gas	11,639	11,902	10,721
Upstream	2,433	3,205	2,572
Downstream	69,652	87,117	75,926
Corporate	11	4	16
Total third-party revenue[1]	83,735	102,228	89,235

Inter-segment revenue
Integrated Gas	984	1,252	1,088
Upstream	9,699	8,917	8,904
Downstream	1,195	1,078	794
Corporate	—	—	—

CCS earnings
Integrated Gas	2,795	3,579	2,391
Upstream	1,706	1,601	1,854
Downstream	1,595	2,918	1,806
Corporate	(671)	(644)	(227)
Total	5,424	7,454	5,824

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2019 includes income of $737 million (Q1 2018: $534 million income). These amounts could be impacted by the IFRIC agenda decision in March 2019 regarding “Physical settlement of contracts to buy or sell a non-financial item (IFRS 9)”. The impact of this decision is under review.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

$ million	Quarters
	Q1 2019	Q4 2018	Q1 2018
Income/(loss) attributable to Royal Dutch Shell plc shareholders	6,001	5,590	5,899
Income/(loss) attributable to non-controlling interest	156	56	132

Income/(loss) for the period	6,157	5,646	6,031
Current cost of supplies adjustment:
Purchases	(985)	2,319	(274)
Taxation	236	(551)	67
Share of profit/(loss) of joint ventures and associates	16	40	—

Current cost of supplies adjustment[1]	(733)	1,808	(207)

CCS earnings	5,424	7,454	5,824
of which:
CCS earnings attributable to Royal Dutch Shell plc shareholders	5,293	7,334	5,703
CCS earnings attributable to non-controlling interest	131	120	121

[1].	The adjustment attributable to Royal Dutch Shell plc shareholders is a negative $708 million in the first quarter 2019 (Q4 2018: positive $1,744 million; Q1 2018: negative $196 million).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

3.	Earnings per share

EARNINGS PER SHARE

	Quarters
	Q1 2019	Q4 2018	Q1 2018
Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	6,001	5,590	5,899
Weighted average number of shares used as the basis for determining:
Basic earnings per share (million)	8,152.2	8,227.8	8,304.6
Diluted earnings per share (million)	8,210.7	8,289.4	8,377.2

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(72,531,119)	—	(6)	—	(6)

At March 31, 2019	4,399,358,177	3,745,486,731	371	309	680

At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	—	—	—	—	—

At March 31, 2018	4,597,136,050	3,745,486,731	387	309	696

1.	Share capital at March 31, 2019 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2018, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €194 million (representing 2,771 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2019, and the end of the Annual General Meeting to be held in 2019, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,679)	(1,679)
Transfer from other comprehensive income	—	—	—	—	(89)	(89)
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(384)	—	(384)

At March 31, 2019	37,296	154	102	713	(23,797)	14,468

At January 1, 2018	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,217	1,217
Transfer from other comprehensive income	—	—	—	—	(37)	(37)
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(238)	—	(238)

At March 31, 2018	37,298	154	84	1,202	(21,002)	17,736

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative financial instruments and debt excluding lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2018, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2019 are consistent with those used in the year ended December 31, 2018, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES

$ million	March 31, 2019	December 31, 2018
Carrying amount	62,844	62,798
Fair value[1]	66,518	64,708

1.	Mainly determined from the prices quoted for these securities.

7.	Change in presentation of Consolidated Statement of Cash Flows

With effect from January 1, 2019, the starting point for the Consolidated Statement of Cash Flows is ‘Income before taxation’ (previously: Income). Furthermore, to improve transparency, “Retirement benefits” and “Decommissioning and other provisions” have been separately disclosed. The “Other” component of cash flow from investing activities has been expanded to distinguish between cash inflows and outflows. Prior period comparatives for these line items have been revised to conform with current year presentation. In addition, a new line item, “Derivative financial instruments”, has been introduced to cash flow from financing activities. Overall, the revisions do not have an impact on cash flow from operating activities, cash flow from investing activities or cash flow from financing activities, as previously published.

8.	Adoption of IFRS 16 Leases

IFRS 16 was adopted with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method, and consequently comparative information is not restated. As a practical expedient, no reassessment was performed of contracts that were previously identified as leases and contracts that were not previously identified as containing a lease applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. At January 1, 2019, additional lease liabilities were recognised for leases previously classified as operating leases applying IAS 17. These lease liabilities were measured at the present value of the remaining lease payments and discounted using entity-specific incremental borrowing rates at January 1, 2019. In general, a corresponding right-of-use asset was recognised for an amount equal to each lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to the specific lease contract, as recognised on the balance sheet at December 31, 2018. Provisions for onerous lease contracts at December 31, 2018 were adjusted to the respective right-of-use assets recognised at January 1, 2019. The reconciliation of differences between the operating lease commitments disclosed under the prior standard and the additional lease liabilities recognised on the balance sheet at January 1, 2019 is as follows:

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

LEASE LIABILITIES RECONCILIATION

$ million
Undiscounted future minimum lease payments under operating leases at December 31, 2018	24,219
Impact of discounting[1]	(5,167)
Leases not yet commenced at January 1, 2019	(2,586)
Short-term leases[2]	(277)
Long-term leases expiring before December 31, 2019[2]	(192)
Other reconciling items (net)	40

Additional lease liability at January 1, 2019	16,037

Finance lease liability at December 31, 2018	14,026

Total lease liability at January 1, 2019	30,063

1.

Under the modified retrospective transition method, lease payments were discounted at January 1, 2019 using an incremental borrowing rate representing the rate of interest that the entity within Shell that entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate applied to each lease was determined taking into account the risk-free rate, adjusted for factors such as the credit rating of the contracting entity and the terms and conditions of the lease. The weighted average incremental borrowing rate applied by Shell upon transition was 7.2%.

2.

Shell has applied the practical expedient to classify leases for which the lease term ends within 12 months of the date of initial application of IFRS 16 as short-term leases. Shell has also applied the recognition exemption for short-term leases.

In March 2019, the IFRS Interpretations Committee (IFRIC) finalised its decision regarding “Liabilities in relation to a Joint Operator’s Interest in a Joint Operation (IFRS 11 Joint Arrangements)”, concluding that a joint operator should recognise the liabilities for which it has primary responsibility, which may be different from its share in the joint operation. The impact of this IFRIC agenda decision is under review.

Compared with the previous accounting for operating leases under IAS 17, the application of the new standard has a significant impact on the classification of expenditures and cash flows. It also impacts the timing of expenses recognised in the statement of income.

With effect from 2019, expenses related to leases previously classified as operating leases are presented under Depreciation, depletion and amortisation and Interest expense (in 2018 these were mainly reported in Purchases, Production and manufacturing expenses, and Selling, distribution and administrative expenses).

With effect from 2019, payments related to leases previously classified as operating leases are presented under Cash flow from financing activities (in 2018 these were reported in Cash flow from operating activities and Cash flow from investing activities).

The adoption of the new standard had an accumulated impact of $4 million in equity following the recognition of lease liabilities of $16,037 million and additional right-of-use assets of $15,558 million and reclassifications mainly related to pre-paid leases and onerous contracts previously recognised. The detailed impact on the balance sheet at January 1, 2019, is as follows:

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	December 31, 2018	IFRS 16 impact	January 1, 2019
Assets
Non-current assets
Intangible assets	23,586		23,586
Property, plant and equipment	223,175	15,558	238,733
Joint ventures and associates	25,329		25,329
Investments in securities	3,074		3,074
Deferred tax	12,097		12,097
Retirement benefits	6,051		6,051
Trade and other receivables[1]	7,826	(814)	7,012
Derivative financial instruments[4]	574		574

	301,712	14,744	316,456

Current assets
Inventories	21,117		21,117
Trade and other receivables	42,431	69	42,500
Derivative financial instruments[4]	7,193		7,193
Cash and cash equivalents	26,741		26,741

	97,482	69	97,551

Total assets	399,194	14,813	414,007

Liabilities
Non-current liabilities
Debt	66,690	13,125	79,815
Trade and other payables[2]	2,735	(540)	2,195
Derivative financial instruments[4]	1,399		1,399
Deferred tax	14,837		14,837
Retirement benefits	11,653		11,653
Decommissioning and other provisions[3]	21,533	(347)	21,186

	118,847	12,238	131,085

Current liabilities
Debt	10,134	2,912	13,046
Trade and other payables	48,888	(23)	48,865
Derivative financial instruments[4]	7,184		7,184
Taxes payable	7,497		7,497
Retirement benefits	451		451
Decommissioning and other provisions[3]	3,659	(318)	3,341

	77,813	2,571	80,384

Total liabilities	196,660	14,809	211,469

Equity attributable to Royal Dutch Shell plc shareholders	198,646	4	198,650
Non-controlling interest	3,888		3,888

Total equity	202,534	4	202,538

Total liabilities and equity	399,194	14,813	414,007

1.	Mainly in respect of pre-paid leases.
2.	Mainly related to operating lease contracts that were measured at fair value under IFRS 3 Business Combinations following the acquisition of BG in 2016.
3.	Mainly in respect of onerous contracts.
4.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Impact of IFRS 16 Leases

IFRS 16 Leases primarily impacts the following key measures of Shell’s financial performance: Segment earnings; Cash flow from operating activities; Cash flow from operating activities excluding working capital movements; Free cash flow; Capital investment and Cash capital expenditure; Operating expenses; Gearing; and Return on average capital employed.

As explained in Note 8 “Adoption of IFRS 16 Leases”, in accordance with Shell’s use of the modified retrospective transition method, comparative information for prior years is not restated, and continues to be presented as reported under IAS 17.

Additional information is provided in this section of the report to provide indicative impacts of Shell’s transition from IAS 17 to IFRS 16. In addition to the IFRS 16 reported basis, impacted Alternative Performance Measures are presented on an IAS 17 basis, to enable like-for-like comparisons between 2019 and 2018. For 2019, information on an IAS17 basis represents estimates for the purpose of transition.

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown as follows.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

IDENTIFIED ITEMS

$ million	Quarters
	Q1 2019	Q4 2018	Q1 2018
Identified items before tax
- Divestment gains/(losses)	65	927	625
- Impairments	(33)	(438)	(417)
- Fair value accounting of commodity derivatives and certain gas contracts	(72)	1,639	(37)
- Redundancy and restructuring	(53)	(32)	63
- Other	—	(167)	53

Total identified items before tax	(93)	1,929	287

Tax impact
- Divestment gains/(losses)	(19)	(12)	(10)
- Impairments	(12)	22	16
- Fair value accounting of commodity derivatives and certain gas contracts	104	(472)	16
- Redundancy and restructuring	20	(4)	(16)
- Impact of exchange rate movements on tax balances	(8)	19	(45)
- Other	—	164	54

Total tax impact	86	(283)	15

Identified items after tax
- Divestment gains/(losses)	46	915	615
- Impairments	(45)	(416)	(401)
- Fair value accounting of commodity derivatives and certain gas contracts	32	1,167	(21)
- Redundancy and restructuring	(33)	(36)	47
- Impact of exchange rate movements on tax balances	(8)	19	(45)
- Other	—	(3)	107

Impact on CCS earnings	(8)	1,646	302

Of which:
Integrated Gas	226	1,216	(48)
Upstream	(19)	(280)	303
Downstream	(227)	787	40
Corporate	13	(77)	7

Impact on CCS earnings attributable to non-controlling interest	—	—	—

Impact on CCS earnings attributable to shareholders	(8)	1,646	302

The reconciliation from income attributable to RDS plc shareholders to CCS earnings attributable to RDS plc shareholders excluding identified items is shown on page 6.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Reference G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are,

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream segment) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Capital investment and Cash capital expenditure

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises Capital expenditure, Investments in joint ventures and associates and Investments in equity securities, exploration expense excluding well write-offs, leases recognised in the period and other adjustments.

The definition reflects two changes with effect from January 1, 2019, for simplicity reasons. Firstly, “Investments in equity securities” now includes investments under the Corporate segment and is aligned with the line introduced in the Consolidated Statement of Cash Flows from January 1, 2019. Secondly, the adjustments previously made to bring the Capital investment measure onto an accruals basis no longer apply. Comparative information has been revised.

“Cash capital expenditure” is introduced with effect from January 1, 2019, to monitor investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

The reconciliation of “Capital expenditure” to “Cash capital expenditure” and “Capital investment” is as follows. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As revised	As revised
Capital expenditure	5,121	5,240	7,147	4,789
Investments in joint ventures and associates	441	441	208	415
Investments in equity securities	39	39	75	24

Cash capital expenditure	5,601	5,720	7,430	5,228
Exploration expense, excluding exploration wells written off	187	187	400	122
Leases recognised in the period	959	129	49	182
Other adjustments[1]	(62)	(62)	—	—

Capital investment	6,685	5,974	7,879	5,532
Of which:
Integrated Gas	1,964	1,489	1,350	1,263
Upstream	2,737	2,726	3,986	2,860
Downstream	1,870	1,674	2,429	1,369
Corporate	114	86	114	40

1.	The adjustment in the first quarter 2019 is in respect of an impact of an internal restructuring related to Upstream Brazil operations that is included in Capital expenditure.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

D.	Divestments

Following completion of the $30 billion divestment programme for 2016-18, the Divestments measure was discontinued with effect from January 1, 2019.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items.

Both measures refer to Capital employed which consists of total equity, current debt and non-current debt. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

ROACE on a Net income basis

In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As reported	As reported
Income – current and previous three quarters	24,033	24,075	23,906	15,822
Interest expense after tax – current and previous three quarters	2,601	2,449	2,513	2,645

Income before interest expense – current and previous three quarters	26,634	26,524	26,419	18,467

Capital employed – opening	289,335	289,335	283,477	284,382
Capital employed – closing	292,797	276,623	279,358	289,335

Capital employed – average	291,066	282,979	281,417	286,859

ROACE on a Net income basis	9.2%	9.4%	9.4%	6.4%

ROACE on a CCS basis excluding identified items

In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

This definition reflects two changes with effect from January 1, 2019. Firstly, the calculation considers “CCS earnings excluding identified items” instead of “CCS earnings attributable to Royal Dutch Shell plc shareholders excluding identified items” used under the previous definition. This change ensures consistency with the basis for average capital employed. Secondly, the calculation adds back the after-tax interest expense. This change is made for consistency with peers. Comparative information has been revised.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As revised	As revised
CCS earnings – current and previous three quarters	23,964	24,006	24,364	14,833

Identified items – current and previous three quarters	2,119	2,119	2,429	(3,008)
Interest expense after tax – current and previous three quarters	2,601	2,449	2,513	2,645

CCS earnings excluding identified items before interest expense – current and previous three quarters	24,446	24,336	24,448	20,486

Capital employed – average	291,066	282,979	281,417	286,859

ROACE on a CCS basis excluding identified items	8.4%	8.6%	8.7%	7.1%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	March 31, 2019	March 31, 2019	December 31, 2018	March 31, 2018
	As reported	IAS 17 basis	As reported	As reported
Current debt	15,381	12,337	10,134	14,392
Non-current debt	77,160	64,034	66,690	73,630

Total debt[1]	92,541	76,371	76,824	88,022

Add: Debt-related derivative financial instruments: net liability/(asset)	1,158	1,158	1,273	42

Add: Collateral on debt-related derivatives: net liability/(asset)	27	27	72	—

Less: Cash and cash equivalents	(21,470)	(21,470)	(26,741)	(21,927)

Net debt	72,256	56,086	51,428	66,137

Add: Total equity	200,256	200,252	202,534	201,313

Total capital	272,512	256,338	253,962	267,450

Gearing	26.5%	21.9%	20.3%	24.7%

1.	Includes lease liabilities of $29,697 million at March 31, 2019, and finance lease liabilities of $14,026 million at December 31, 2018, and $14,672 million at March 31, 2018.

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As reported	As reported
Production and manufacturing expenses	6,354		6,803	6,923
Selling, distribution and administrative expenses	2,352		3,162	2,588
Research and development	212		314	208

Operating expenses	8,917	9,339	10,279	9,719

Of which identified items:
(Redundancy and restructuring charges)/reversal	(52)	(52)	(28)	67
(Provisions)/reversal	—	—	(104)	—
Other	—	—	—	—

	(52)	(52)	(132)	67

Underlying operating expenses	8,865	9,287	10,147	9,786

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As reported	As reported
Cash flow from operating activities	8,630	7,681	22,021	9,472
Cash flow from investing activities	(4,622)	(4,741)	(5,312)	(4,294)

Free cash flow	4,008	2,940	16,709	5,178

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q1 2019	Q1 2019	Q4 2018	Q1 2018
	As reported	IAS 17 basis	As reported	As reported
Cash flow from operating activities	8,630	7,681	22,021	9,472

Of which:
Integrated Gas	4,227	3,952	5,786	2,561
Upstream	5,280	5,091	6,869	3,601
Downstream	(611)	(1,058)	8,794	3,107
Corporate	(266)	(304)	572	203

- (Increase)/decrease in inventories	(2,841)	(2,841)	7,694	281
- (Increase)/decrease in current receivables	(1,425)	(1,425)	8,421	(683)
- Increase/(decrease) in current payables	783	646	(7,014)	(484)

(Increase)/decrease in working capital	(3,483)	(3,620)	9,101	(886)

Cash flow from operating activities excluding working capital movements	12,113	11,301	12,920	10,358

Of which:
Integrated Gas	3,715	3,485	6,597	2,945
Upstream	5,390	5,202	5,149	4,431
Downstream	2,991	2,597	1,224	3,136
Corporate	17	17	(50)	(154)

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, May 2, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

May 2, 2019

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Linda Szymanski, Company Secretary

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2019

•	Cash and cash equivalents decreased to $21.5 billion at March 31, 2019, from $26.7 billion at December 31, 2018.

•	Cash flow from operating activities was an inflow of $8.6 billion for the first quarter 2019, mainly driven by first quarter earnings, partly offset by a negative movement in working capital.

•	Cash flow from investing activities was an outflow of $4.6 billion, mainly driven by capital expenditure of $5.1 billion.

•

Cash flow from financing activities was an outflow of $9.3 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.9 billion, repurchases of shares of $2.3 billion and net repayments of debt of $1.5 billion.

•

Total current and non-current debt increased to $92.5 billion, compared with $76.8 billion at December 31, 2018. Total debt excluding leases remained at a similar level and the carrying amount of leases increased by $15.7 billion mainly due to the adoption of IFRS 16. No debt was issued in the first quarter 2019 under the US shelf registration or Euro medium-term note programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.9 billion in the first quarter 2019, compared with $4.0 billion in the first quarter 2018.

•

Dividends of $0.47 per share are announced on May 2, 2019, in respect of the first quarter 2019. These dividends are payable on June 24, 2019. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2018 for additional information on the dividend access mechanism.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2019. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2019

Equity attributable to Royal Dutch Shell plc shareholders	196,325

Current debt	15,381
Non-current debt	77,160
Total debt[A]	92,541
Total capitalisation	288,866

[A]

Of the total carrying amount of debt at March 31, 2019, $62.8 billion was unsecured, $29.8 billion was secured and $52.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2018: $53.1 billion).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	29